SCYNEXIS

April 30, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler
Daniel Greenspan
Amy Reischauer

Re:	SCYNEXIS, Inc.
Registration Statement on Form S-1
File No. 333-194192

Acceleration Request

Requested Date:	Thursday, May 1, 2014
Requested Time:	4:00 p.m., Eastern Daylight Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-194192) (the “Registration Statement”) to become effective on May 1, 2014, at 4:00 p.m., Eastern Daylight Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes each of Matthew Hemington, Brett White, Carlton Fleming and Eric Batill of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Matthew Hemington of Cooley LLP, counsel to the Registrant, at (650) 843-5602.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3501C Tricenter Blvd — Durham, N.C. 27713, USA — TEL: 919 544 8600 — FAX: 919 544 8697

SCYNEXIS

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SCYNEXIS, Inc.

By:	/s/ Eileen Pruette
Name: Eileen Pruette
Title: General Counsel

cc:	Matthew Hemington, Cooley LLP
Brett White, Cooley LLP
Carlton Fleming, Cooley LLP
Eric Batill, Cooley LLP
Curtis Mo, DLA Piper LLP (US)

3501C Tricenter Blvd — Durham, N.C. 27713, USA — TEL: 919 544 8600 — FAX: 919 544 8697